CONTRACT FUND AND CONTRACT VALUE OPTIONS (Continued)

allocated to a different subaccount (and/or the fixed account) than that from which withdrawal is being made or if the amount being withdrawn is no longer subject to a withdrawal charge. Depending on the amount of the withdrawal, one or more sales charge rates may be used if the withdrawal is of purchase payments made in more than one contract year.

Recapture of Additional Amount.--When you make a withdrawal which consists partially or fully of purchase payments, we may recapture additional amounts (see page 8) which we credited to your contract fund. If the duration from the start of the contract year of purchase payment to the start of the contract year of withdrawal is less than eight years, we will recapture the exact amount of any additional amounts credited as a result of such purchase payments. If the duration from the start of the contract year of purchase payment to the start of the contract year of withdrawal is eight years or more, we will not recapture any additional amounts credited as a result of such purchase payments.

Example.--
Year                                  Transaction
----                                  -----------
Contract year one                   --Payment of $1,000 (plus crediting of $10
                                      additional) in Subaccount A

Contract year two                   --Payment of $900 (plus crediting of $9
                                      additional) in Subaccount B

Contract year three                 --Payment of $1,500 (plus crediting of $15
                                      additional) in Subaccount C.

In contract year five the contractholder requests a partial withdrawal of $1,600 from Subaccount C which has grown to $1,900. The amount of the contract fund on the date of withdrawal is $3,900, $466 more than the total of the purchase payments made to date plus the additional amounts credited to date. Thus, for purposes of determining sales charges, the $1,600 withdrawal is considered to consist of $466 of earnings and $1,134 of purchase payments. The $466 of earnings and $390 of purchase payments (10% of the contract fund) may be withdrawn without sales charge. A sales charge is required on the remaining $744 of purchase payment being withdrawn.

To determine the sales charge we assume that $1,000 of purchase payment being withdrawn is the payment made to Subaccount A in contract year one. The remaining $134 of purchase payment being withdrawn is assumed to be a part of the $900 payment made to Subaccount B in contract year two.

Of the first $1,000 purchase payment we have seen that $390 (10% of $3.900) may be withdrawn without sales charge. A 4% sales charge is due on the withdrawal of the other $610 of the payment (4% x $610 = $24.40). The $134 portion being withdrawn from the second payment requires a 5% sales charge (5% x $134 = $6.70). Thus the total sales charge for withdrawing $1,600 in year five is $31.10.

In addition, since $1,134 of purchase payments is being withdrawn and the durations from the start of the contract years of these purchase payments to the contract year of withdrawal is less than eight years, we will recapture additional amounts equal to $11.34 (1% of $1,134).

Annual Maintenance Charge.--On each contract anniversary before the Annuity Date or at the time of total withdrawal we will deduct a maintenance charge from your contract fund. The maximum amount we will deduct is shown on page 3 of this contract. If on any contract anniversary the contract fund is allocated to more than one subaccount and/or to the fixed account, we will divide the charge on a pro-rata basis, according to the value of each subaccount and/or the fixed account.

Conditions for Withdrawal or Surrender.--Our consent is needed for a withdrawal if (1) its amount is less than $300; (2) it would reduce the contract fund to less than $300; or (3) a withdrawal was made earlier in the same contract year.

To make a withdrawal or to surrender this contract for its cash value, you must ask us in writing in a form that meets our needs. Also, to surrender the contract, you must send it to us. Unless we consent, any amount withdrawn will be taken from the subaccounts and/or the fixed account in proportion to the amount in each as of the date of the withdrawal. After deducting the Annual Maintenance Charge and the sales charges, and recaptures of Additional Amounts, if any, we will pay the balance.

Guaranteed Interest.--The guaranteed interest rate credited on that portion of the contract fund in the fixed account is an effective rate of 3% a year.

Excess Interest.--Excess interest on that portion of the contract fund in the fixed account may be credited in addition to the 3% guaranteed interest rate. The rate of any excess interest is not guaranteed. It will be determined from time to time and will continue thereafter until a new rate is determined. We may use different rates of excess interest for different portions of the contract fund that are in the fixed account.

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